                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For September 2, 2003

                        Commission File Number: 333-13096

                            AES DRAX HOLDINGS LIMITED

                               Drax Power Station
                                    PO Box 3
                                      Selby
                                 North Yorkshire
                                     Y08 8PQ
                                     England
                            ------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F X                          Form 40-F
                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                         No X
                                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                  --------

                            AES DRAX HOLDINGS LIMITED



INDEX

ITEM
----
1 Press Release dated August 30, 2003, entitled "AES Drax Holdings Ltd enters exclusivity with International Power plc"

2 Copy of the revised offer letter dated August 30, 2003 from International Power plc to the Directors of AES Drax Holdings Limited, with attachments

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                AES DRAX HOLDINGS LIMITED


Date: September 2, 2003         By: /s/ Gordon Horsfield
                                    ------------------------
                                Name:   Gordon Horsfield
                               Title:   Director

                                                                          ITEM 1
                                                                          ------

                                  PRESS RELEASE

                    AES DRAX HOLDINGS LTD ENTERS EXCLUSIVITY

                          WITH INTERNATIONAL POWER PLC

30 August 2003

AES Drax Holdings Ltd ("Drax") has today announced that, following a period of intensive discussions with International Power plc ("IPR"), BHP Billiton plc and Goldman Sachs International, and having noted the letter received yesterday from MMC, and following discussions with the senior creditors of Drax, it has now entered into an exclusive arrangement with IPR on the basis of a revised offer received from IPR yesterday to participate in the restructuring of Drax. Details of the offer are attached.

The intention is to finalise the detailed terms of the restructuring in order to complete the restructuring by the end of this year.

David Crane, CEO of IPR, said: "We are pleased to have advanced to this very important stage in the restructuring process and we look forward to a successful conclusion of negotiations. An interest in Drax represents a good opportunity for us to create value for the future benefit of our shareholders and all the stakeholders in Drax."

Gordon Horsfield, Chairman & Director of Drax, commented: "We are delighted with the level of interest which has been shown by parties wishing to participate in the restructuring of Drax and the confidence in its long term future which this implies. We thank BHP Billiton and Goldman Sachs for their interest, and are now working expeditiously with International Power in order to conclude the restructuring as quickly as possible."

Gerald Wingrove, Finance Director of Drax, commented: "We look forward to a strong ongoing commercial relationship between Drax and International Power, which we believe will bring significant benefits to both companies."

FOR FURTHER INFORMATION PLEASE CONTACT:

Drax Media Contact:

Buchanan Communications

Judith Parry / Sophie Morton / Kelly-Ann French

+ 44 (0)1943 883990


International Power Media Contact:

Aarti Singhal

+44 (0)20 7320 8681

NOTES TO EDITORS:

International Power plc is a global independent power producer with interests in 28 power stations in 12 countries around the world. The Company's net generation capacity in operation and under construction totals 11,600 MW. Among the countries where International Power has facilities in operation are Australia, the United States, the United Kingdom, the Czech Republic, Oman, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created in October 2000 and its shares are traded on the London Stock Exchange, and as ADRs on the New York Stock Exchange under the ticker symbol "IPR".


      --------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2002.

You should also consider, among others, the following important factors:

o    general economic and business conditions in the UK;

o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA"). NETA was implemented on March 27, 2001;

o    power prices and resource availability and pricing;

o    general industry trends;

o    changes to the competitive environment;

o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

o that our principal hedging arrangement relating to power sales has been terminated and we are currently operating as a fully merchant plant;

o that since December 12, 2002, we are operating under standstill arrangements with, among others, certain of our senior creditors, initially under the "ORIGINAL STANDSTILL AGREEMENT", and, after expiry thereof on May 31, 2003, under the "FURTHER STANDSTILL AGREEMENT", and, after expiry thereof on June 30, 2003 under the "THIRD STANDSTILL AGREEMENT" which became effective July 11, 2003, and after expiry thereof on August 14, 2003, under the "FOURTH STANDSTILL AGREEMENT", which became effective August 22, 2003 and expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms. A conformed copy of the Fourth Standstill Agreement was furnished to the US Securities and Exchange Commission on a Form 6-K, dated August 22, 2003;

o    availability, terms and deployment of capital;

o    interest rate volatility;

o changes in currency exchange rates, inflation rates and conditions in financial markets;

o    availability of qualified personnel; and

o    changes in the interpretation of tax law.

We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility for doing so.

To: The Directors
AES Drax Holdings Limited
C/o Kempson House
Camomile Street
London EC3A 7AN
FAO: Gordon Horsfield and Gerald Wingrove

Date: 30 August 2003


THIS REVISED OFFER ("OFFER") IS MADE BY INTERNATIONAL POWER PLC ("IPR") ON THE TERMS AND CONDITIONS SET OUT BELOW AND IN THE 30 JUNE 6K (AS HEREINAFTER DEFINED) AND IN THE EVENT OF ANY INCONSISTENCY BETWEEN THE 30 JUNE 6K AND THE TERMS AND CONDITIONS SET OUT BELOW, THE LATTER SHALL PREVAIL. ANY CAPITALISED TERM USED (BUT NOT OTHERWISE DEFINED) IN THIS OFFER SHALL HAVE THE MEANING GIVEN TO IT IN THE FORM 6K FILE DATED 30 JUNE 2003 (SEC FILE #: 333-13096) ( THE "30 JUNE 6K").

1. If the cash out option described in section 1.4 of the 30 June 6K (the "A CASH OUT OPTION") is exercised, IPR will replace AES (and any affiliate of
     AES) as the provider of non Project Funds payable to the Secured Creditors.

2. IPR's Offer in respect of the Cash Out Options (as defined below) is as follows:

2.1 IPR will provide up to (pound)100,000,000 (one hundred million pounds sterling) ("IPR FUNDS") for the purposes of funding the A Cash Out Option and any taxes and duties payable by IPR in connection with the exercise thereof;

2.2 The discount price for a Secured Creditor's participation in the A-2 Debt will be 71% of its principal amount;

2.3 To the extent that the A Cash Out Option is funded by IPR Funds, IPR will become a Secured Creditor holding the A-2 Debt and the A-3 Debt (described as "C DEBT" in 30 June 6K) and will have the option to become the owner of the Equity corresponding to the amount of the A3 Debt purchased by IPR consistent with the proposal set out in section 1.4 of the 30 June 6K;

2.4 Two sources of funds will be available to make payments to Secured Creditors who elect to accept the A Cash Out Option ("CASH OUT FUNDS"):

     (a) the amount which will be available to the AES Drax Companies (after taking into account fees and expenses in connection with the Restructuring and working capital requirements (up to a maximum of (pound)50,000,000 (fifty million pounds sterling), subject to the cashflow cycle)) is that amount of cash (the "PROJECT FUNDS") in excess of funds required to make payment in full of amounts in the Cash Flow Waterfall down to, and including, A-2 Debt interest on 31 December 2003 and, therefore, is yet to be finally determined; and

     (b)  the IPR Funds;

2.5  A Cash Out Option

     (a) The Cash Out Funds for the A Cash Out Option will be made available as follows:

          (1) first, by the AES Drax Companies from Project Funds up to(pound)30,000,000 (thirty million pounds sterling); and

          (2) second, any additional amounts that are required will be funded from IPR Funds until IPR Funds are exhausted.

     (b) If, as part of the exercise of the A Cash Out Option, less than (pound)10,000,000 (ten million pounds sterling) of IPR Funds are used, then upon our demand (which demand may only be made at any time after the Completion Date) you shall pay to IPR an amount of (pound)2,000,000 (two million pounds sterling) (exclusive of VAT).

     (c) IPR will request that a meeting of its board of directors is convened, on or before the later of (i) 30 September 2003, (ii) the date falling two weeks after the date on which the documentation (to include the restructuring plan and equity and debt term sheets) for soliciting the irrevocable undertakings from the Senior Banks and the holders of the Senior Bonds (the "SENIOR CREDITORS") to vote in favour of the Restructuring (as defined in paragraph 15) (such documentation being the "RESTRUCTURING PACKAGE") is received by IPR and the Secured Creditors and (iii) the date by which the Senior Creditors are required to deliver such irrevocable undertakings, at which meeting the Restructuring Package shall be tabled. If the Restructuring Package is duly approved by the board at such meeting, IPR shall, during the next following business day, procure the issuance of a letter of credit in favour of AES Drax Holdings Limited from a bank which possesses a current A rating or better awarded by Standard & Poor's Rating Group (a division of The McGraw Hill Companies, Inc.) or its successor or a current A2 rating or better awarded by Moody's Investors Services, Inc. or its successor, in respect of its most recent unsecured (and unsubordinated) long term debt issued on any capital market. Such letter of credit shall (x) be in a maximum amount of(pound)100,000,000 (one hundred million pounds sterling) to support IPR's obligations under paragraph 2.1, (y) be capable of stepping down to such lower amount as is actually required to fund the A Cash Out Option with IPR Funds and (z) only be callable on notice delivered after an IPR failure to comply with such funding obligations under paragraphs 2.1 and 2.5.

2.6  B Cash Out Option

     The Offer includes a cash out option on the B Debt (the "B CASH OUT OPTION", together with the A Cash Out Option, referred to as the "CASH OUT OPTIONS"). In particular, IPR offers Secured Creditors the opportunity to cash out of the B Debt at a discount price of 55% of the principal value. The option is only available to a Secured Creditor if the Secured Creditor also tenders its pro-rata interest in the A-2 and A-3 Debts (and the

     Equity) at the price indicated in paragraph 2.2 above. IPR will provide up to (pound)30,000,000 (thirty million pounds sterling) of cash to support its commitment with respect to the B Cash Out Option; and

2.7 The IPR Offer is neither subject to, nor contingent upon, any third party financing or due diligence.

3. IPR will within 7 business days of the date on which your acceptance of this Offer is received (the "ACCEPTANCE DATE"), pay (pound)5,000,000 (five million pounds sterling) (the "DEPOSIT") into an escrow account. It is IPR's intention that the Deposit would be non-refundable to IPR, save in limited circumstances. The core terms of the escrow agreement, subject only to the addition of the standard requirements of the escrow bank chosen, are attached as Schedule 1. IPR acknowledges, for the purposes of this paragraph 3, that time is of the essence.

4.   Debt Structure

4.1  The Offer increases the margin on the A-2 Debt to 400bps. The margin on:
     A-1 Debt is 250bps; A-3 Debt is 500bps; and B debt is 200bps. Interest on A-2, A-3 and B Debt may be deferred (but not capitalised) if no funds are available under the cash flow waterfall (as set forth in Schedule 2, the "CASH FLOW WATERFALL") (and interest will be incurred on any deferred interest). No interest will be paid in respect of the debt to be compromised in the Restructuring that is held by the Senior Banks and the holders of the Senior Bonds for the period from and including 1 July 2003 to the completion of the Restructuring. However, interest will accrue in respect of the Restructured Debt as from 1 July 2003 as if such debt had been issued on such date, and will be paid in accordance with the Cash Flow Waterfall. In respect of those Secured Creditors who exercise the A Cash Out Option, interest on the A-2 Debt which would otherwise be payable in respect of the period from 1 July 2003 to the date of the receipt of Cash Out Funds will be paid to them on 31 December 2003, but only to the extent that it is paid in cash by the company and not deferred. For the Secured Creditors exercising the Cash Out Options, no interest will be paid for such period in respect of the A-3 Debt or the B Debt.

4.2 The Offer changes the terms and ranking of the B Debt and the A-3 Debt as follows: the A-3 Debt will rank behind the A-2 Debt, but ahead of the B Debt, in the Cash Flow Waterfall and with respect to its security over the Principal Drax Assets. The A-3 Debt therefore will have fourth ranking security over the Principal Drax Assets. The B Debt will have first ranking security over the TXU claims (and rights to the proceeds of the realisation thereof) as described in Section 1.8 of the 30 June 6K (the "TXU CLAIM") (without any deduction for corporation tax thereon), as well as a fifth ranking security over the Principal Drax Assets.

4.3 The holders of the B Debt, however, will not have any voting rights with respect to the release of their security over the Principal Drax Assets, the sale of the company, or a re-capitalisation of the balance sheet. The B Debt holders may (by an appropriate majority) agree to compromise the TXU Claim or vote the interest of the AES Drax Companies in any insolvency in respect of the TXU Claim.

4.4 The B Debt holders and the A-3 Debt holders shall have the right of first refusal to purchase all (or materially all) but not part of the Drax Principal Assets, if the A-1 Debt holders and/or A-2 Debt holders have resolved to sell such assets.

4.5 Interest on A-1 Debt will be payable on a semi-annual basis. A-1 Debt will have the benefit of certain prepayment rights, as well as a debt service reserve account ("DSRA") (to be established immediately on the completion of the Restructuring). The DSRA will be funded at completion of the Restructuring to an amount equal to the interest payments falling due on the two interest payment dates following the Restructuring and, thereafter, funded in accordance with the Cash Flow Waterfall to a level equal to the interest payments and scheduled principal repayments on the A-1 Debt falling due on the two interest payment dates following the relevant interest payment date.

4.6 A-2 Debt Interest Reserve: There will be a six month (18 months on or before 31 December 2006) look-forward test for A-2 Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-2 DEBT INTEREST RESERVE"). Amounts standing to the credit of the A-2 Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt before making payments of interest on the A-2 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose and if the DSRA had been fully utilised.

4.7 A-3 Debt Interest Reserve: There will be a six month (18 months on or before 31 December 2006) look-forward test for A-3 Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-3 DEBT INTEREST RESERVE"). Amounts standing to the credit of the A-3 Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt or the A-2 Debt before making payments of interest on the A-3 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

4.8 B Debt Interest Reserve: There will be a six month look-forward test for B Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "B DEBT INTEREST RESERVE"). Amounts standing to the credit of the B Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt, the A-2 Debt or the A-3 Debt before making payments of interest on the B Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

5.

5.1 In the shareholders' agreement and in consideration of the obligations to be undertaken by IPR under this Offer, IPR shall be entitled to receive a "support fee" provided that at least (pound)10,000,000 (ten million pounds sterling) of IPR Funds have been used for the A Cash Out Option. Such "support fee" shall be that specified in the two options below and the AES Drax Companies shall notify IPR by the Completion Date which option they select:

     (a) "OPTION A": a fixed non-refundable "support fee" for the four (4) years from the Completion Date of (pound)5,000,000 (five million pounds sterling) (exclusive of VAT) in aggregate, to be paid in full within two (2) months of the Completion Date; or

     (b) "OPTION B": an annual "support fee" for each of the four (4) years from the Completion Date of (pound)1,500,000 (one million, five hundred thousand pounds sterling) per annum (exclusive of VAT) payable monthly in arrears (based on 1/12th of the fee for each calendar year).

5.2 IPR will be obliged in the shareholders' agreement in favour of the shareholders (and in consultation with the Board) to carry out annual and quarterly equity holders investment reviews of the business (in relation to the annual review, at the time of the planning round agreed in the shareholders' agreement), IPR will be compensated for undertaking the reviews through the "support fee" set out in paragraph 5.1.

5.3 In the event of a Change of Control, either IPR or the shareholders (by way of ordinary resolution) may by one (1) month's written notice terminate the "support fee" arrangement (under paragraph 5.1) and IPR's obligation (under paragraph 5.2) and if the AES Drax Companies have selected Option B, IPR shall be paid, promptly upon such termination notice being issued, an amount in pounds sterling equal to the net present value of the fee which otherwise would have been payable to IPR for the remainder of the four year period discounted back to the date of the notice of termination at the rate of 10% (ten percent) without any deduction for any taxes.

5.4  "CHANGE OF CONTROL" means following the Completion Date:

     (a) any change in the Control of a parent undertaking or a subsidiary undertaking of Drax Power; or

     (b)  any sale of all or part of the Principal Drax Assets to a third party,

     in either case, other than in relation to a solvent restructuring or re-organisation of Drax Power or any parent undertaking or subsidiary undertaking.

     "CONTROL" in this context means a person who, in relation to another person:

     (a)  holds a majority of the voting rights in the other person; or

     (b) is a member of the other person and has the right to appoint or remove a majority of its board of directors; or

     (c)  has the right to exercise a dominant influence over the other person:

          (i) by virtue of provisions contained in the other person's memorandum or articles or association; or

          (ii) by virtue of a control contract, or

     (d) is a member of the other person and controls alone or together with others, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

5.5 This Offer is subject to the terms of the restructuring arrangements providing that payment of (a) the "support fee" shall, at all times, rank at the same level as payment of operating expenditure at the top of the cashflow waterfall and (b) the sum referred to in paragraph 2.5(b) shall, at all times, rank at the same level as the payment of all restructuring fees payable on closing of the Restructuring.

6. Save as expressly contemplated herein, the terms of the restructuring arrangements are not to differ from those described in the 30 June 6K and this Offer in a manner which is materially adverse to the interests of IPR in connection with the matters and transactions contemplated by this Offer.

7.   Restructuring Documentation

7.1 The definitive documentation required for the restructuring (and the conditions precedent to such documentation) that have received final sanction (or are subject to any other equivalent order or decision) by the court in each relevant jurisdiction (together, the "RESTRUCTURING DOCUMENTATION"), shall not have any commercial term or condition that departs from the commercial terms and conditions of the Restructuring Package, the 30 June 6K and this Offer in a manner that is materially adverse to the interests of IPR in connection with the matters and transactions contemplated therein. Further, completion of the Restructuring is to be achieved with all such conditions precedent met on a date (the "COMPLETION DATE") that is no later than the Proposed Restructuring Date.

7.2 The "PROPOSED RESTRUCTURING DATE" shall be 31 December 2003 (and, subject to IPR not having frustrated the process, shall be extended automatically on an ongoing basis thereafter).

8. IPR proposes a corporate governance structure as described in Schedule 3, which shall be reflected in a shareholders' agreement. In particular, IPR shall, subject as provided in Schedule 3, be entitled to nominate one director to the board of each of the AES Drax Companies who shall be appointed by the shareholders and shall be, at the option of the shareholders, either a non-executive director or an executive director.

9.   Dealing with the Equity and debt:

9.1

     (a) In relation to Secured Creditors' rights to control the time at which any sale of either (i) the whole of the Equity may occur, as contemplated in section 1.6.3 of the 30 June 6K, or (ii) a material part of the Principal Drax Assets, then, (x) in the event of an offer being received for the whole of the Equity or a material part of the Principal Drax Assets, IPR requires notice of such receipt, and (y) in the event of any process or negotiations for the sale of the Equity or a material part of the Principal Drax Assets commencing, IPR requires notice of such commencement, and, in either case, the Secured Creditors and each of the AES Drax Companies shall procure that IPR is afforded equivalent rights to those of the other person, in order to allow IPR to prepare and submit an offer for such Equity or a material part of the Principal Drax Assets, for consideration by the relevant company and/or the Secured Creditors and acceptance of the offer shall be subject to shareholders' approval. Any director nominated by IPR to the board of any of the AES Drax Companies considering any such sale or possible sale shall not be entitled to attend that part of any meeting of such board (or any relevant committee thereof) that is considering offers for such sale, unless IPR has confirmed in writing to the relevant board that it does not intend to participate in such sale and, having made any such confirmation, IPR shall not make any offer in respect of such sale without the prior written consent of the relevant board.

     (b) The shareholders' agreement and/or articles shall contain tag rights for the benefit of minority shareholders, including IPR, on a sale of the majority of the Equity and drag rights for the sale of the whole of the Equity.

9.2 The shareholders' agreement shall specify that each shareholder shall be subject to a cap on the voting rights attaching to the Equity held by it at a level which is 1% below the percentage of the votes cast, from time to time, that would allow that shareholder itself (or with another person acting together or in concert) to veto a special resolution of the relevant class(es) of shares in issue.

9.3 IPR shall waive its voting rights in respect of any proposed resolution on a matter in which IPR has a direct conflict of interest with the relevant company (e.g. a director's vote on any bid by another person for any sale as described in paragraph 9.1 (if IPR itself makes a competing offer)).

9.4 Except as provided in paragraphs 9.2 and 9.3 above, IPR's Offer is subject to there being no restriction on IPR exercising any voting rights in respect of Debt and/or Equity held by IPR.

9.5 Prior to the Senior Creditors voting in relation to approving the Restructuring, IPR shall not acquire any of the debt which is subject to the Restructuring without the prior consent of the Bank Steering Committee (in relation to Bank debt) or the Ad-Hoc Bond Committee (in relation to the Senior Bonds), as appropriate.

10.  IPR's Offer assumes that the Credit Support Facility contemplated in section 1.3.1 of the 30 June 6K would have a term of at least 3 years in tenor with the intention that this facility should continue or should be replaced by one or more substantially similar facilities for an aggregate period equal to the term of the A-1 debt. The Credit Support Facility would not be subject to any cash collateralisation.

11. IPR's Offer assumes that (a) the requisite corporate governance covenants and cure rights are put in place to ensure that cash flows for A-2 and A-3 debt service cannot be unreasonably diverted or held back for other purposes, and (b) cure rights are available to the holders of A-2 and A-3 Debt in the event of prospective acceleration and/or enforcement of A-1 Debt.

12.  This Offer is subject:

     (a) to there being in IPR's opinion (acting reasonably) no change in the expected level or accuracy of the forecasts (the "FORECASTS") with regard to capital and operating expenditure contained within the Form 6K file dated 16 July 2003 (SEC file #:333-13096) which might reasonably be expected to have a material adverse effect on the cash available for debt service of A-2 Debt, provided that the Offer is not subject to any such change relating to:

          (i)  power or coal prices;

          (ii) changes in the condition of any entity which is currently an affiliate (such as The AES Corporation) which are, in our reasonable view, not relevant to the financial condition of the AES Drax Companies; and

          (iii) any information which has been fully, fairly and promptly disclosed to us by you in writing (save that in respect of any information disclosed after the date hereof, IPR may during the period of four (4) weeks from IPR receiving such disclosure from you (or if shorter, during the period between such disclosure and the Posting Date (as defined below)) notify you that such a change has occurred); and

     (b) to such Forecasts not being, or becoming, misleading in any respect by reason of their having been prepared (i) other than in good faith and/or (ii) on the basis of assumptions (other than in respect of coal or power prices) which were unreasonable at the time the Forecasts were made such that they might reasonably be expected to have a material adverse effect on the cash available for debt service of A-2 Debt, in each case, at any time prior to the date which is the latest date on which the documents containing the schemes of arrangement are posted (or any other equivalent procedure) to the Secured Creditors (such date being the "POSTING DATE"), assuming for the purpose of this paragraph that such forecasts had been made by reference to the circumstances existing at such time. Thereafter, to the extent that irrevocable undertakings to vote in favour of the schemes of arrangement have been executed by any of the Senior Creditors IPR shall be entitled to exercise on an independent basis and by reference to IPR's proposed participation in the Restructuring, any rights which are capable of being exercised by any of the Senior Creditors pursuant to such irrevocable undertakings.

13. This Offer is subject to (a) satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the Restructuring and the terms of this Offer in the manner described in the 30 June 6K and this Offer having been obtained by the time necessary or desirable, and (b) IPR Board approval of the Restructuring Package circulated to IPR and the Secured Creditors for their approval, currently proposed for September 2003, being received.

14. Only IPR and a person who has duly accepted this Offer will be entitled to rely on or enforce its terms. No term of this Offer is enforceable under the Contract (Rights of Third Parties) Act 1999 by a person who is not a party to this Offer. The sole remedy for any expense, loss or liability in connection with this Offer or your acceptance of it shall be the payment of the Deposit to you or IPR in accordance with the escrow agreement referred to above.

15.  Exclusivity

15.1 From the Acceptance Date, you will not, and you shall procure that your directors, officers, agents, advisors and employees (each, a "REPRESENTATIVE") do not, directly or indirectly:

     (a) enter into or continue any negotiations with any person other than IPR, InPower, BondPower, Harich or any Secured Creditors (or their respective advisers) (but excluding any person who has or intends to make an alternative proposal to this Offer) with respect to the restructuring of the senior secured debt and other contractual arrangements of the AES Drax Companies on the terms and conditions set out in this Offer (the "RESTRUCTURING");

     (b) solicit or encourage any other person except IPR to make any proposal with regard to the Restructuring, or entertain any such proposal or offer from any other person except IPR (whether solicited or not);

     (c) enter into any agreement or arrangement with any other person which would have the effect of preventing you from completing the Restructuring with IPR in accordance with this Offer; and

     (d) subject to all applicable legal, accounting and regulatory requirements, give or make available to any person except IPR, your Representatives, your shareholders, the members of the Senior Creditor Committees and their advisors any information (not being information publicly available, whether so available at this time or in the future) relating to any of the AES Drax Companies (except in the ordinary course of business or with a view to achieving the Restructuring as contemplated by this Offer), and you shall procure that each of your Representatives and shareholders shall be bound by the terms contained in this paragraph 15 as if such Representative or shareholder were party to this Offer, provided that:

(i)  nothing in this paragraph 15 constitutes an agreement to negotiate; and

(ii) nothing in this paragraph 15 shall restrict your ability to negotiate with any other person in connection with the supply of coal or trading of electricity.

     Such exclusivity shall cease on 31 January 2004 subject to extension on a monthly basis unless at the time of the proposed extension there is no reasonable prospect of the Completion Date occurring on or before 30 June 2004 provided that such exclusivity shall cease on written notice given by either party to the other, if such notice is given within three business days of:

     (A) 10 October 2003, if on or before such date irrevocable undertakings to vote in favour of (i) the AES Drax Holdings Limited Scheme have not been executed by 75% in value of those creditors who are entitled to vote on such Scheme and

          (ii) the InPower Limited Scheme have not been executed by 75% in value of those creditors who are entitled to vote on such Scheme; or

     (B) 15 November 2003, if on or before such date the scheme documents relating to the Schemes referred to in (A) above have not been posted to the Secured Creditors.

15.2 During the period of exclusivity determined by this paragraph 15, the parties shall act at all times in good faith with the intent of facilitating (so far as it is in their respective powers) the occurrence of
     (a) the events described in paragraph 15.1(A) above by 30 September 2003 (or as soon as reasonably practicable thereafter); (b) the events described in paragraph 15.1(B) above by 8 November 2003 (or as soon as reasonably practicable thereafter); and (c) the Completion Date by 31 December 2003 (or as soon as reasonably practicable thereafter).

15.3 If the Completion Date has not occurred on or before 30 June 2004, either party may terminate its participation in the process.

15.4 In the event that exclusivity ceases pursuant to a written notice served in accordance with paragraph 15.1 or pursuant to paragraph 15.3, this Offer shall lapse and neither party shall (without prejudice to paragraph 14) be liable to the other save for any antecedent breach of its obligations hereunder.

16.  IPR's Offer assumes:

16.1 IPR shall have the right, in accordance with Schedule 3, to make a nomination to the Board for the appointment/replacement of the positions of production director and head of trading, to facilitate business continuity at Drax. For the avoidance of doubt, IPR shall not have any veto right on any unfettered decision taken by the Board during this period);

16.2 In a manner similar to that granted to the Secured Creditors and to optimise business and operational aspects, IPR shall have reasonable access for IPR's management to the plant and staff, including, without limitation, to allow us to assist the board in the forward station planning cycle process for the business and operational aspects thereof; and

16.3 IPR will be entitled to receive the same information, analyses, reports and advice in relation to the restructuring and the business as is provided by any of the AES Drax Companies to the Secured Creditors generally, unless the same is legally privileged or there is a clear conflict of interest in IPR receiving the same or disclosure of the same is prohibited pursuant to any confidentiality agreement binding on such AES Drax Company, in each case, from the Acceptance Date to the Completion Date.

17. In respect of the Restructuring and IPR's involvement therewith, no press announcements shall be made by either party without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed) and any regulatory filing shall be made by a party following reasonable consultation with the other party.

This Offer is governed by English law and the courts of England shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Offer.

Please indicate your acceptance of the terms and conditions of this Offer by signing, dating and returning on behalf of AES Drax Holdings Limited the enclosed copy of the Offer to me.

Signed for and on behalf of INTERNATIONAL POWER plc


David Crane
Chief Executive Officer
International Power plc

We confirm that we have been authorised by AES Drax Holdings Limited to accept this Offer and to confirm that AES Drax Holdings Limited has the right and power, and has taken all action necessary, to accept this Offer..

Agreed and accepted on 30 August 2003 for and on behalf of AES Drax Holdings Limited

..............................................................

Name :

Position:

..............................................................

Name :

Position:

                                   SCHEDULE 1
    CORE TERMS OF THE ESCROW AGREEMENT PROPOSED IN PARAGRAPH 3 OF IPR'S OFFER

This schedule forms part of IPR's Offer dated 30 August 2003.

PARTIES: IPR, AES Drax Holdings Limited and the Escrow Bank.

ESCROW BANK: the London office of a bank to be mutually agreed, being a bank which does not have an actual or likely future interest in the Restructuring.

ESCROW ACCOUNT: an interest bearing account held on trust for the Parties (other than the Escrow Bank). Interest shall be paid monthly and be credited to the balance of the account forming part of the Deposit. The account shall not be subject to any encumbrance, counterclaim, set-off or other deduction.

ESCROW BANK'S FEES: to be agreed with the Escrow Bank and borne equally by, first, IPR, and secondly, AES Drax Holdings Limited. All other fees, costs, or expenses etc. incurred in connection with the escrow agreement to be for the account of the relevant party.

PAYMENT OF THE DEPOSIT TO THE ESCROW ACCOUNT: Assuming the Escrow Agreement has been executed, IPR shall pay (pound)5,000,000 into the Escrow Account within 7 business days of the Acceptance Date.

PAYMENT OF THE DEPOSIT FROM THE ESCROW ACCOUNT: Irrevocable payment instructions shall be given by an authorised representative of each of IPR and AES Drax Holdings Limited on behalf of the other parties collectively for the Deposit (including any accrued interest) to be paid to:

(a) IPR on (i) the Completion Date, or (ii) if the Completion Date has not occurred before the Proposed Restructuring Date, on that date unless, in this latter case, it is as a direct result of IPR having frustrated the process for the Completion Date to occur by the Proposed Restructuring Date; or (iii) IPR terminating its participation or otherwise exercising its rights, in respect of paragraphs 6, 12, 13, 15.3 or 15.4; or

(b) AES Drax Holdings Limited on the Proposed Restructuring Date if the Completion Date has not occurred before such date as a direct result of IPR having frustrated the process for the Completion Date to occur by the Proposed Restructuring Date; or

(c) either IPR or AES Drax Holdings Limited, with the consent of all the Parties (excluding the Escrow Bank).

DISPUTE RESOLUTION: the parties submit to the exclusive jurisdiction of the English Courts.

GOVERNING LAW: English law.

OTHER TERMS: save as otherwise described in the Offer, customary for such an escrow arrangement.

                                   SCHEDULE 2
                           AMENDED CASH FLOW WATERFALL

On any interest payment date, the order of payments in respect of the Restructured Debt from cash available for debt service, after any payment required to be made in relation to the Credit Support Facility and taking into account working capital requirements, restructuring costs and expenses (including reasonable costs and expenses of the Senior Creditors Committees and the fees of the external legal and tax advisers of IPR (up to a maximum of (pound)500,000 (five hundred thousand pounds sterling)), to the extent not paid at the closing of the Restructuring), and tax, is:

(a) first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest;

(b)  second, to make scheduled repayments of principal on the A-1 Debt;

(c) third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

(d) fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

(e)  fifth, to fund the A-2 Debt Interest Reserve to the required amount;

(f) sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortisation of principal on A-1 Debt falling due on the next two interest payment dates;

(g)  seventh, to make payments of interest on the A-3 Debt;

(h)  eighth, to fund the A-3 Debt Interest Reserve to the required amount;

(i)  ninth, to pay interest on the B Debt;

(j)  tenth, to fund the B Debt Interest Reserve to the required amount;

(k)  eleventh, to make prepayments and repayments as follows:

     (i) at any time after the principal amount outstanding of the A-1 Debt is (pound)200,000,000 (two hundred million pounds sterling) or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied to the amortisation profile of the A-1 Debt in inverse order of maturity; and

     (ii) at any time after the principal amount outstanding of the A-1 Debt is less than (pound)200,000,000 (two hundred million pounds sterling) to prepay A-1 Debt and prepay A-2 Debt on a pro rata basis as to the outstanding principal amount of A-1 Debt and A-2 Debt immediately prior to the prepayment. Prepayments of the A-1 Debt will be applied to the amortisation profile of the A-1 Debt in inverse order of maturity;

(l) twelfth, if the A-1 Debt and the A-2 Debt have been repaid in full, to pay A-3 Debt deferred interest;

(m) thirteenth, if the A-1 Debt and the A-2 Debt have been repaid in full, to prepay principal on the A-3 Debt;

(n) fourteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to pay B Debt deferred interest; and

(o) fifteenth, if the principal of the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to prepay principal on the B Debt. Proceeds received in respect of the TXU Claim will be excluded from the Cash Flow Waterfall. If any amount is paid in respect of the TXU Claim, such amount (net of related VAT, but not net of a withholding on account of UK corporation tax) will be applied to prepay the principal of the B Debt.

                                   SCHEDULE 3
                              CORPORATE GOVERNANCE

Overall, IPR's role in performance of its obligations under the shareholder's agreement is to support the directors and management of each AES Drax Company, whilst recognising the duties of (a) the management to the Board and (b) the Board to each such AES Drax Company.

IPR assumes that the shareholders' agreement will reflect the following model for the management organisation/governance structure at the Plant from the Completion Date:

1.   BOARD OF DIRECTORS

1.1 A Board, headed by a non-executive Chairman and with a combination of executive and non-executive directors who together possess all of the skills needed to run the business. The directors shall comprise: 3 (three) executive directors (namely a Chief Executive Officer, Finance Director and another executive director), and 2 (two) non-executive directors.

1.2 An executive team, headed by the CEO with a Production Director for all plant matters, Trading, Finance, HR, HS&E. Some but not all of these executives (for instance, the Production Director) may be on the Board (at the shareholders' option).

1.3 Provided that at least (pound)10,000,000 (ten million pounds sterling) of IPR Funds have been used for the A Cash Out Option, IPR shall have the right to nominate one appropriately qualified non-executive director, provided that, if the shareholders and IPR agree that the Production Director nominated by IPR should be appointed as an executive director on the Board, that person shall be IPR's one nominee to the Board. If IPR's nominee is a non-executive director, IPR acknowledges that he shall not be responsible for the day to day operations at the plant.

1.4 The shareholders shall give effect to any nomination by IPR for the position of non-executive director.

2.   PRODUCTION DIRECTOR

2.1 The Production Director should be appointed by the shareholders (if he is a director of the company) or the Board (if he is not a director) and will be responsible solely to the Board.

2.2 The process for the appointment/replacement of the Production Director shall be that a committee comprising the CEO, HR director and the IPR-nominated director shall be established and shall undertake the following tasks:

     2.2.1 creation of a job description for the Production Director;

     2.2.2 determination of the process for the selection of the Production Director;

     2.2.3 interview of all potential candidates for the position of Production Director; and

     2.2.4 determination of a short list of candidates for the position of Production Director to be considered by the Board or the shareholders (as the case may be), provided that such short list shall include the person nominated by IPR for the position of Production Director.

2.3 The Production Director shall be the best person for the role regardless of whether or not such person is an IPR nominee.

2.4 Remuneration and incentives for the Production Director are to be set by the Board and paid by the Company and are solely based on Drax performance.

2.5 The shareholders (if he is a director of the company) or the Board (if he is not a director) can replace the Production Director at their option and IPR shall have the right to make a nomination for the replacement of that position in accordance with the above procedures.

2.6 If the Production Director is seconded by IPR, then IPR cannot re-assign the Production Director without the Board's approval.

3.   HEAD OF TRADING

3.1 The head of trading is to be appointed/replaced by the Board. The process for the appointment/replacement is to be the same as applies to the Production Director and IPR shall have the same right to have its nominee shortlisted for the appointment/replacement for that position as set out in paragraph 2 above.

4.   INFORMATION

     IPR recognises that agreed steps shall be taken to "ring-fence" information, which information shall be provided to the IPR nominated director, any management nominated by IPR and IPR personnel undertaking the periodic reviews.

                                                                          ITEM 2
                                                                          ------

To: The Directors
AES Drax Holdings Limited
C/o Kempson House
Camomile Street
London EC3A 7AN
FAO: Gordon Horsfield and Gerald Wingrove

Date:  30 August 2003

THIS REVISED OFFER ("OFFER") IS MADE BY INTERNATIONAL POWER PLC ("IPR") ON THE TERMS AND CONDITIONS SET OUT BELOW AND IN THE 30 JUNE 6K (AS HEREINAFTER DEFINED) AND IN THE EVENT OF ANY INCONSISTENCY BETWEEN THE 30 JUNE 6K AND THE TERMS AND CONDITIONS SET OUT BELOW, THE LATTER SHALL PREVAIL. ANY CAPITALISED TERM USED (BUT NOT OTHERWISE DEFINED) IN THIS OFFER SHALL HAVE THE MEANING GIVEN TO IT IN THE FORM 6K FILE DATED 30 JUNE 2003 (SEC FILE #: 333-13096) ( THE "30 JUNE 6K").

1. If the cash out option described in section 1.4 of the 30 June 6K (the "A CASH OUT OPTION") is exercised, IPR will replace AES (and any affiliate of
     AES) as the provider of non Project Funds payable to the Secured Creditors.

2. IPR's Offer in respect of the Cash Out Options (as defined below) is as follows:

2.1 IPR will provide up to (pound)100,000,000 (one hundred million pounds sterling) ("IPR FUNDS") for the purposes of funding the A Cash Out Option and any taxes and duties payable by IPR in connection with the exercise thereof;

2.2 The discount price for a Secured Creditor's participation in the A-2 Debt will be 71% of its principal amount;

2.3 To the extent that the A Cash Out Option is funded by IPR Funds, IPR will become a Secured Creditor holding the A-2 Debt and the A-3 Debt (described as "C DEBT" in 30 June 6K) and will have the option to become the owner of the Equity corresponding to the amount of the A3 Debt purchased by IPR consistent with the proposal set out in section 1.4 of the 30 June 6K;

2.4 Two sources of funds will be available to make payments to Secured Creditors who elect to accept the A Cash Out Option ("CASH OUT FUNDS"):

     (a) the amount which will be available to the AES Drax Companies (after taking into account fees and expenses in connection with the Restructuring and working capital requirements (up to a maximum of (pound)50,000,000 (fifty million pounds sterling), subject to the cashflow cycle)) is that amount of cash (the "PROJECT FUNDS") in excess of funds required to make payment in full of amounts in the Cash Flow Waterfall down to, and including, A-2 Debt interest on 31 December 2003 and, therefore, is yet to be finally determined; and

     (b)  the IPR Funds;

2.5  A Cash Out Option

     (a) The Cash Out Funds for the A Cash Out Option will be made available as follows:

          (1) first, by the AES Drax Companies from Project Funds up to(pound)30,000,000 (thirty million pounds sterling); and

          (2) second, any additional amounts that are required will be funded from IPR Funds until IPR Funds are exhausted.

     (b) If, as part of the exercise of the A Cash Out Option, less than (pound)10,000,000 (ten million pounds sterling) of IPR Funds are used, then upon our demand (which demand may only be made at any time after the Completion Date) you shall pay to IPR an amount of (pound)2,000,000 (two million pounds sterling) (exclusive of VAT).

     (c) IPR will request that a meeting of its board of directors is convened, on or before the later of (i) 30 September 2003, (ii) the date falling two weeks after the date on which the documentation (to include the restructuring plan and equity and debt term sheets) for soliciting the irrevocable undertakings from the Senior Banks and the holders of the Senior Bonds (the "SENIOR CREDITORS") to vote in favour of the Restructuring (as defined in paragraph 15) (such documentation being the "RESTRUCTURING PACKAGE") is received by IPR and the Secured Creditors and (iii) the date by which the Senior Creditors are required to deliver such irrevocable undertakings, at which meeting the Restructuring Package shall be tabled. If the Restructuring Package is duly approved by the board at such meeting, IPR shall, during the next following business day, procure the issuance of a letter of credit in favour of AES Drax Holdings Limited from a bank which possesses a current A rating or better awarded by Standard & Poor's Rating Group (a division of The McGraw Hill Companies, Inc.) or its successor or a current A2 rating or better awarded by Moody's Investors Services, Inc. or its successor, in respect of its most recent unsecured (and unsubordinated) long term debt issued on any capital market. Such letter of credit shall (x) be in a maximum amount of(pound)100,000,000 (one hundred million pounds sterling) to support IPR's obligations under paragraph 2.1, (y) be capable of stepping down to such lower amount as is actually required to fund the A Cash Out Option with IPR Funds and (z) only be callable on notice delivered after an IPR failure to comply with such funding obligations under paragraphs 2.1 and 2.5.

2.6  B Cash Out Option

     The Offer includes a cash out option on the B Debt (the "B CASH OUT OPTION", together with the A Cash Out Option, referred to as the "CASH OUT OPTIONS"). In particular, IPR offers Secured Creditors the opportunity to cash out of the B Debt at a discount price of 55% of the principal value. The option is only available to a Secured Creditor if the Secured Creditor also tenders its pro-rata interest in the A-2 and A-3 Debts (and the

     Equity) at the price indicated in paragraph 2.2 above. IPR will provide up to (pound)30,000,000 (thirty million pounds sterling) of cash to support its commitment with respect to the B Cash Out Option; and

2.7 The IPR Offer is neither subject to, nor contingent upon, any third party financing or due diligence.

3. IPR will within 7 business days of the date on which your acceptance of this Offer is received (the "ACCEPTANCE DATE"), pay (pound)5,000,000 (five million pounds sterling) (the "DEPOSIT") into an escrow account. It is IPR's intention that the Deposit would be non-refundable to IPR, save in limited circumstances. The core terms of the escrow agreement, subject only to the addition of the standard requirements of the escrow bank chosen, are attached as Schedule 1. IPR acknowledges, for the purposes of this paragraph 3, that time is of the essence.

4.   Debt Structure

4.1  The Offer increases the margin on the A-2 Debt to 400bps. The margin on:
     A-1 Debt is 250bps; A-3 Debt is 500bps; and B debt is 200bps. Interest on A-2, A-3 and B Debt may be deferred (but not capitalised) if no funds are available under the cash flow waterfall (as set forth in Schedule 2, the "CASH FLOW WATERFALL") (and interest will be incurred on any deferred interest). No interest will be paid in respect of the debt to be compromised in the Restructuring that is held by the Senior Banks and the holders of the Senior Bonds for the period from and including 1 July 2003 to the completion of the Restructuring. However, interest will accrue in respect of the Restructured Debt as from 1 July 2003 as if such debt had been issued on such date, and will be paid in accordance with the Cash Flow Waterfall. In respect of those Secured Creditors who exercise the A Cash Out Option, interest on the A-2 Debt which would otherwise be payable in respect of the period from 1 July 2003 to the date of the receipt of Cash Out Funds will be paid to them on 31 December 2003, but only to the extent that it is paid in cash by the company and not deferred. For the Secured Creditors exercising the Cash Out Options, no interest will be paid for such period in respect of the A-3 Debt or the B Debt.

4.2 The Offer changes the terms and ranking of the B Debt and the A-3 Debt as follows: the A-3 Debt will rank behind the A-2 Debt, but ahead of the B Debt, in the Cash Flow Waterfall and with respect to its security over the Principal Drax Assets. The A-3 Debt therefore will have fourth ranking security over the Principal Drax Assets. The B Debt will have first ranking security over the TXU claims (and rights to the proceeds of the realisation thereof) as described in Section 1.8 of the 30 June 6K (the "TXU CLAIM") (without any deduction for corporation tax thereon), as well as a fifth ranking security over the Principal Drax Assets.

4.3 The holders of the B Debt, however, will not have any voting rights with respect to the release of their security over the Principal Drax Assets, the sale of the company, or a re-capitalisation of the balance sheet. The B Debt holders may (by an appropriate majority) agree to compromise the TXU Claim or vote the interest of the AES Drax Companies in any insolvency in respect of the TXU Claim.

4.4 The B Debt holders and the A-3 Debt holders shall have the right of first refusal to purchase all (or materially all) but not part of the Drax Principal Assets, if the A-1 Debt holders and/or A-2 Debt holders have resolved to sell such assets.

4.5 Interest on A-1 Debt will be payable on a semi-annual basis. A-1 Debt will have the benefit of certain prepayment rights, as well as a debt service reserve account ("DSRA") (to be established immediately on the completion of the Restructuring). The DSRA will be funded at completion of the Restructuring to an amount equal to the interest payments falling due on the two interest payment dates following the Restructuring and, thereafter, funded in accordance with the Cash Flow Waterfall to a level equal to the interest payments and scheduled principal repayments on the A-1 Debt falling due on the two interest payment dates following the relevant interest payment date.

4.6 A-2 Debt Interest Reserve: There will be a six month (18 months on or before 31 December 2006) look-forward test for A-2 Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-2 DEBT INTEREST RESERVE"). Amounts standing to the credit of the A-2 Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt before making payments of interest on the A-2 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose and if the DSRA had been fully utilised.

4.7 A-3 Debt Interest Reserve: There will be a six month (18 months on or before 31 December 2006) look-forward test for A-3 Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-3 DEBT INTEREST RESERVE"). Amounts standing to the credit of the A-3 Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt or the A-2 Debt before making payments of interest on the A-3 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

4.8 B Debt Interest Reserve: There will be a six month look-forward test for B Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "B DEBT INTEREST RESERVE"). Amounts standing to the credit of the B Debt Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt, the A-2 Debt or the A-3 Debt before making payments of interest on the B Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

5.

5.1 In the shareholders' agreement and in consideration of the obligations to be undertaken by IPR under this Offer, IPR shall be entitled to receive a "support fee" provided that at least (pound)10,000,000 (ten million pounds sterling) of IPR Funds have been used for the A Cash Out Option. Such "support fee" shall be that specified in the two options below and the AES Drax Companies shall notify IPR by the Completion Date which option they select:

     (a) "OPTION A": a fixed non-refundable "support fee" for the four (4) years from the Completion Date of (pound)5,000,000 (five million pounds sterling) (exclusive of VAT) in aggregate, to be paid in full within two (2) months of the Completion Date; or

     (b) "OPTION B": an annual "support fee" for each of the four (4) years from the Completion Date of (pound)1,500,000 (one million, five hundred thousand pounds sterling) per annum (exclusive of VAT) payable monthly in arrears (based on 1/12th of the fee for each calendar year).

5.2 IPR will be obliged in the shareholders' agreement in favour of the shareholders (and in consultation with the Board) to carry out annual and quarterly equity holders investment reviews of the business (in relation to the annual review, at the time of the planning round agreed in the shareholders' agreement), IPR will be compensated for undertaking the reviews through the "support fee" set out in paragraph 5.1.

5.3 In the event of a Change of Control, either IPR or the shareholders (by way of ordinary resolution) may by one (1) month's written notice terminate the "support fee" arrangement (under paragraph 5.1) and IPR's obligation (under paragraph 5.2) and if the AES Drax Companies have selected Option B, IPR shall be paid, promptly upon such termination notice being issued, an amount in pounds sterling equal to the net present value of the fee which otherwise would have been payable to IPR for the remainder of the four year period discounted back to the date of the notice of termination at the rate of 10% (ten percent) without any deduction for any taxes.

5.4  "CHANGE OF CONTROL" means following the Completion Date:

     (a) any change in the Control of a parent undertaking or a subsidiary undertaking of Drax Power; or

     (b)  any sale of all or part of the Principal Drax Assets to a third party,

     in either case, other than in relation to a solvent restructuring or re-organisation of Drax Power or any parent undertaking or subsidiary undertaking.

     "CONTROL" in this context means a person who, in relation to another person:

     (a)  holds a majority of the voting rights in the other person; or

     (b) is a member of the other person and has the right to appoint or remove a majority of its board of directors; or

     (c)  has the right to exercise a dominant influence over the other person:

          (i) by virtue of provisions contained in the other person's memorandum or articles or association; or

          (ii) by virtue of a control contract, or

     (d) is a member of the other person and controls alone or together with others, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

5.5 This Offer is subject to the terms of the restructuring arrangements providing that payment of (a) the "support fee" shall, at all times, rank at the same level as payment of operating expenditure at the top of the cashflow waterfall and (b) the sum referred to in paragraph 2.5(b) shall, at all times, rank at the same level as the payment of all restructuring fees payable on closing of the Restructuring.

6. Save as expressly contemplated herein, the terms of the restructuring arrangements are not to differ from those described in the 30 June 6K and this Offer in a manner which is materially adverse to the interests of IPR in connection with the matters and transactions contemplated by this Offer.

7.   Restructuring Documentation

7.1 The definitive documentation required for the restructuring (and the conditions precedent to such documentation) that have received final sanction (or are subject to any other equivalent order or decision) by the court in each relevant jurisdiction (together, the "RESTRUCTURING DOCUMENTATION"), shall not have any commercial term or condition that departs from the commercial terms and conditions of the Restructuring Package, the 30 June 6K and this Offer in a manner that is materially adverse to the interests of IPR in connection with the matters and transactions contemplated therein. Further, completion of the Restructuring is to be achieved with all such conditions precedent met on a date (the "COMPLETION DATE") that is no later than the Proposed Restructuring Date.

7.2 The "PROPOSED RESTRUCTURING DATE" shall be 31 December 2003 (and, subject to IPR not having frustrated the process, shall be extended automatically on an ongoing basis thereafter).

8. IPR proposes a corporate governance structure as described in Schedule 3, which shall be reflected in a shareholders' agreement. In particular, IPR shall, subject as provided in Schedule 3, be entitled to nominate one director to the board of each of the AES Drax Companies who shall be appointed by the shareholders and shall be, at the option of the shareholders, either a non-executive director or an executive director.

9.   Dealing with the Equity and debt:

9.1

     (a) In relation to Secured Creditors' rights to control the time at which any sale of either (i) the whole of the Equity may occur, as contemplated in section 1.6.3 of the 30 June 6K, or (ii) a material part of the Principal Drax Assets, then, (x) in the event of an offer being received for the whole of the Equity or a material part of the Principal Drax Assets, IPR requires notice of such receipt, and (y) in the event of any process or negotiations for the sale of the Equity or a material part of the Principal Drax Assets commencing, IPR requires notice of such commencement, and, in either case, the Secured Creditors and each of the AES Drax Companies shall procure that IPR is afforded equivalent rights to those of the other person, in order to allow IPR to prepare and submit an offer for such Equity or a material part of the Principal Drax Assets, for consideration by the relevant company and/or the Secured Creditors and acceptance of the offer shall be subject to shareholders' approval. Any director nominated by IPR to the board of any of the AES Drax Companies considering any such sale or possible sale shall not be entitled to attend that part of any meeting of such board (or any relevant committee thereof) that is considering offers for such sale, unless IPR has confirmed in writing to the relevant board that it does not intend to participate in such sale and, having made any such confirmation, IPR shall not make any offer in respect of such sale without the prior written consent of the relevant board.

     (b) The shareholders' agreement and/or articles shall contain tag rights for the benefit of minority shareholders, including IPR, on a sale of the majority of the Equity and drag rights for the sale of the whole of the Equity.

9.2 The shareholders' agreement shall specify that each shareholder shall be subject to a cap on the voting rights attaching to the Equity held by it at a level which is 1% below the percentage of the votes cast, from time to time, that would allow that shareholder itself (or with another person acting together or in concert) to veto a special resolution of the relevant class(es) of shares in issue.

9.3 IPR shall waive its voting rights in respect of any proposed resolution on a matter in which IPR has a direct conflict of interest with the relevant company (e.g. a director's vote on any bid by another person for any sale as described in paragraph 9.1 (if IPR itself makes a competing offer)).

9.4 Except as provided in paragraphs 9.2 and 9.3 above, IPR's Offer is subject to there being no restriction on IPR exercising any voting rights in respect of Debt and/or Equity held by IPR.

9.5 Prior to the Senior Creditors voting in relation to approving the Restructuring, IPR shall not acquire any of the debt which is subject to the Restructuring without the prior consent of the Bank Steering Committee (in relation to Bank debt) or the Ad-Hoc Bond Committee (in relation to the Senior Bonds), as appropriate.

10.  IPR's Offer assumes that the Credit Support Facility contemplated in section 1.3.1 of the 30 June 6K would have a term of at least 3 years in tenor with the intention that this facility should continue or should be replaced by one or more substantially similar facilities for an aggregate period equal to the term of the A-1 debt. The Credit Support Facility would not be subject to any cash collateralisation.

11. IPR's Offer assumes that (a) the requisite corporate governance covenants and cure rights are put in place to ensure that cash flows for A-2 and A-3 debt service cannot be unreasonably diverted or held back for other purposes, and (b) cure rights are available to the holders of A-2 and A-3 Debt in the event of prospective acceleration and/or enforcement of A-1 Debt.

12.  This Offer is subject:

     (a) to there being in IPR's opinion (acting reasonably) no change in the expected level or accuracy of the forecasts (the "FORECASTS") with regard to capital and operating expenditure contained within the Form 6K file dated 16 July 2003 (SEC file #:333-13096) which might reasonably be expected to have a material adverse effect on the cash available for debt service of A-2 Debt, provided that the Offer is not subject to any such change relating to:

          (i)  power or coal prices;

          (ii) changes in the condition of any entity which is currently an affiliate (such as The AES Corporation) which are, in our reasonable view, not relevant to the financial condition of the AES Drax Companies; and

          (iii) any information which has been fully, fairly and promptly disclosed to us by you in writing (save that in respect of any information disclosed after the date hereof, IPR may during the period of four (4) weeks from IPR receiving such disclosure from you (or if shorter, during the period between such disclosure and the Posting Date (as defined below)) notify you that such a change has occurred); and

     (b) to such Forecasts not being, or becoming, misleading in any respect by reason of their having been prepared (i) other than in good faith and/or (ii) on the basis of assumptions (other than in respect of coal or power prices) which were unreasonable at the time the Forecasts were made such that they might reasonably be expected to have a material adverse effect on the cash available for debt service of A-2 Debt, in each case, at any time prior to the date which is the latest date on which the documents containing the schemes of arrangement are posted (or any other equivalent procedure) to the Secured Creditors (such date being the "POSTING DATE"), assuming for the purpose of this paragraph that such forecasts had been made by reference to the circumstances existing at such time. Thereafter, to the extent that irrevocable undertakings to vote in favour of the schemes of arrangement have been executed by any of the Senior Creditors IPR shall be entitled to exercise on an independent basis and by reference to IPR's proposed participation in the Restructuring, any rights which are capable of being exercised by any of the Senior Creditors pursuant to such irrevocable undertakings.

13. This Offer is subject to (a) satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the Restructuring and the terms of this Offer in the manner described in the 30 June 6K and this Offer having been obtained by the time necessary or desirable, and (b) IPR Board approval of the Restructuring Package circulated to IPR and the Secured Creditors for their approval, currently proposed for September 2003, being received.

14. Only IPR and a person who has duly accepted this Offer will be entitled to rely on or enforce its terms. No term of this Offer is enforceable under the Contract (Rights of Third Parties) Act 1999 by a person who is not a party to this Offer. The sole remedy for any expense, loss or liability in connection with this Offer or your acceptance of it shall be the payment of the Deposit to you or IPR in accordance with the escrow agreement referred to above.

15.  Exclusivity

15.1 From the Acceptance Date, you will not, and you shall procure that your directors, officers, agents, advisors and employees (each, a "REPRESENTATIVE") do not, directly or indirectly:

     (a) enter into or continue any negotiations with any person other than IPR, InPower, BondPower, Harich or any Secured Creditors (or their respective advisers) (but excluding any person who has or intends to make an alternative proposal to this Offer) with respect to the restructuring of the senior secured debt and other contractual arrangements of the AES Drax Companies on the terms and conditions set out in this Offer (the "RESTRUCTURING");

     (b) solicit or encourage any other person except IPR to make any proposal with regard to the Restructuring, or entertain any such proposal or offer from any other person except IPR (whether solicited or not);

     (c) enter into any agreement or arrangement with any other person which would have the effect of preventing you from completing the Restructuring with IPR in accordance with this Offer; and

     (d) subject to all applicable legal, accounting and regulatory requirements, give or make available to any person except IPR, your Representatives, your shareholders, the members of the Senior Creditor Committees and their advisors any information (not being information publicly available, whether so available at this time or in the future) relating to any of the AES Drax Companies (except in the ordinary course of business or with a view to achieving the Restructuring as contemplated by this Offer), and you shall procure that each of your Representatives and shareholders shall be bound by the terms contained in this paragraph 15 as if such Representative or shareholder were party to this Offer, provided that:

(i)  nothing in this paragraph 15 constitutes an agreement to negotiate; and

(ii) nothing in this paragraph 15 shall restrict your ability to negotiate with any other person in connection with the supply of coal or trading of electricity.

     Such exclusivity shall cease on 31 January 2004 subject to extension on a monthly basis unless at the time of the proposed extension there is no reasonable prospect of the Completion Date occurring on or before 30 June 2004 provided that such exclusivity shall cease on written notice given by either party to the other, if such notice is given within three business days of:

     (A) 10 October 2003, if on or before such date irrevocable undertakings to vote in favour of (i) the AES Drax Holdings Limited Scheme have not been executed by 75% in value of those creditors who are entitled to vote on such Scheme and

          (ii) the InPower Limited Scheme have not been executed by 75% in value of those creditors who are entitled to vote on such Scheme; or

     (B) 15 November 2003, if on or before such date the scheme documents relating to the Schemes referred to in (A) above have not been posted to the Secured Creditors.

15.2 During the period of exclusivity determined by this paragraph 15, the parties shall act at all times in good faith with the intent of facilitating (so far as it is in their respective powers) the occurrence of
     (a) the events described in paragraph 15.1(A) above by 30 September 2003 (or as soon as reasonably practicable thereafter); (b) the events described in paragraph 15.1(B) above by 8 November 2003 (or as soon as reasonably practicable thereafter); and (c) the Completion Date by 31 December 2003 (or as soon as reasonably practicable thereafter).

15.3 If the Completion Date has not occurred on or before 30 June 2004, either party may terminate its participation in the process.

15.4 In the event that exclusivity ceases pursuant to a written notice served in accordance with paragraph 15.1 or pursuant to paragraph 15.3, this Offer shall lapse and neither party shall (without prejudice to paragraph 14) be liable to the other save for any antecedent breach of its obligations hereunder.

16.  IPR's Offer assumes:

16.1 IPR shall have the right, in accordance with Schedule 3, to make a nomination to the Board for the appointment/replacement of the positions of production director and head of trading, to facilitate business continuity at Drax. For the avoidance of doubt, IPR shall not have any veto right on any unfettered decision taken by the Board during this period);

16.2 In a manner similar to that granted to the Secured Creditors and to optimise business and operational aspects, IPR shall have reasonable access for IPR's management to the plant and staff, including, without limitation, to allow us to assist the board in the forward station planning cycle process for the business and operational aspects thereof; and

16.3 IPR will be entitled to receive the same information, analyses, reports and advice in relation to the restructuring and the business as is provided by any of the AES Drax Companies to the Secured Creditors generally, unless the same is legally privileged or there is a clear conflict of interest in IPR receiving the same or disclosure of the same is prohibited pursuant to any confidentiality agreement binding on such AES Drax Company, in each case, from the Acceptance Date to the Completion Date.

17. In respect of the Restructuring and IPR's involvement therewith, no press announcements shall be made by either party without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed) and any regulatory filing shall be made by a party following reasonable consultation with the other party.

This Offer is governed by English law and the courts of England shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Offer.

Please indicate your acceptance of the terms and conditions of this Offer by signing, dating and returning on behalf of AES Drax Holdings Limited the enclosed copy of the Offer to me.

Signed for and on behalf of INTERNATIONAL POWER plc


David Crane
Chief Executive Officer
International Power plc

We confirm that we have been authorised by AES Drax Holdings Limited to accept this Offer and to confirm that AES Drax Holdings Limited has the right and power, and has taken all action necessary, to accept this Offer..

Agreed and accepted on 30 August 2003 for and on behalf of AES Drax Holdings Limited

..............................................................

Name :

Position:

..............................................................

Name :

Position:

                                   SCHEDULE 1
   CORE TERMS OF THE ESCROW AGREEMENT PROPOSED IN PARAGRAPH 3 OF IPR'S OFFER

This schedule forms part of IPR's Offer dated 30 August 2003.

PARTIES: IPR, AES Drax Holdings Limited and the Escrow Bank.

ESCROW BANK: the London office of a bank to be mutually agreed, being a bank which does not have an actual or likely future interest in the Restructuring.

ESCROW ACCOUNT: an interest bearing account held on trust for the Parties (other than the Escrow Bank). Interest shall be paid monthly and be credited to the balance of the account forming part of the Deposit. The account shall not be subject to any encumbrance, counterclaim, set-off or other deduction.

ESCROW BANK'S FEES: to be agreed with the Escrow Bank and borne equally by, first, IPR, and secondly, AES Drax Holdings Limited. All other fees, costs, or expenses etc. incurred in connection with the escrow agreement to be for the account of the relevant party.

PAYMENT OF THE DEPOSIT TO THE ESCROW ACCOUNT: Assuming the Escrow Agreement has been executed, IPR shall pay (pound)5,000,000 into the Escrow Account within 7 business days of the Acceptance Date.

PAYMENT OF THE DEPOSIT FROM THE ESCROW ACCOUNT: Irrevocable payment instructions shall be given by an authorised representative of each of IPR and AES Drax Holdings Limited on behalf of the other parties collectively for the Deposit (including any accrued interest) to be paid to:

(a) IPR on (i) the Completion Date, or (ii) if the Completion Date has not occurred before the Proposed Restructuring Date, on that date unless, in this latter case, it is as a direct result of IPR having frustrated the process for the Completion Date to occur by the Proposed Restructuring Date; or (iii) IPR terminating its participation or otherwise exercising its rights, in respect of paragraphs 6, 12, 13, 15.3 or 15.4; or

(b) AES Drax Holdings Limited on the Proposed Restructuring Date if the Completion Date has not occurred before such date as a direct result of IPR having frustrated the process for the Completion Date to occur by the Proposed Restructuring Date; or

(c) either IPR or AES Drax Holdings Limited, with the consent of all the Parties (excluding the Escrow Bank).

DISPUTE RESOLUTION: the parties submit to the exclusive jurisdiction of the English Courts.

GOVERNING LAW: English law.

OTHER TERMS: save as otherwise described in the Offer, customary for such an escrow arrangement.

                                   SCHEDULE 2
                           AMENDED CASH FLOW WATERFALL

On any interest payment date, the order of payments in respect of the Restructured Debt from cash available for debt service, after any payment required to be made in relation to the Credit Support Facility and taking into account working capital requirements, restructuring costs and expenses (including reasonable costs and expenses of the Senior Creditors Committees and the fees of the external legal and tax advisers of IPR (up to a maximum of (pound)500,000 (five hundred thousand pounds sterling)), to the extent not paid at the closing of the Restructuring), and tax, is:

(a) first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest;

(b)  second, to make scheduled repayments of principal on the A-1 Debt;

(c) third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

(d) fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

(e)  fifth, to fund the A-2 Debt Interest Reserve to the required amount;

(f) sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortisation of principal on A-1 Debt falling due on the next two interest payment dates;

(g)  seventh, to make payments of interest on the A-3 Debt;

(h)  eighth, to fund the A-3 Debt Interest Reserve to the required amount;

(i)  ninth, to pay interest on the B Debt;

(j)  tenth, to fund the B Debt Interest Reserve to the required amount;

(k)  eleventh, to make prepayments and repayments as follows:

     (i) at any time after the principal amount outstanding of the A-1 Debt is (pound)200,000,000 (two hundred million pounds sterling) or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied to the amortisation profile of the A-1 Debt in inverse order of maturity; and

     (ii) at any time after the principal amount outstanding of the A-1 Debt is less than (pound)200,000,000 (two hundred million pounds sterling) to prepay A-1 Debt and prepay A-2 Debt on a pro rata basis as to the outstanding principal amount of A-1 Debt and A-2 Debt immediately prior to the prepayment. Prepayments of the A-1 Debt will be applied to the amortisation profile of the A-1 Debt in inverse order of maturity;

(l) twelfth, if the A-1 Debt and the A-2 Debt have been repaid in full, to pay A-3 Debt deferred interest;

(m) thirteenth, if the A-1 Debt and the A-2 Debt have been repaid in full, to prepay principal on the A-3 Debt;

(n) fourteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to pay B Debt deferred interest; and

(o) fifteenth, if the principal of the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to prepay principal on the B Debt. Proceeds received in respect of the TXU Claim will be excluded from the Cash Flow Waterfall. If any amount is paid in respect of the TXU Claim, such amount (net of related VAT, but not net of a withholding on account of UK corporation tax) will be applied to prepay the principal of the B Debt.

                                   SCHEDULE 3
                              CORPORATE GOVERNANCE

Overall, IPR's role in performance of its obligations under the shareholder's agreement is to support the directors and management of each AES Drax Company, whilst recognising the duties of (a) the management to the Board and (b) the Board to each such AES Drax Company.

IPR assumes that the shareholders' agreement will reflect the following model for the management organisation/governance structure at the Plant from the Completion Date:

1.   BOARD OF DIRECTORS

1.1 A Board, headed by a non-executive Chairman and with a combination of executive and non-executive directors who together possess all of the skills needed to run the business. The directors shall comprise: 3 (three) executive directors (namely a Chief Executive Officer, Finance Director and another executive director), and 2 (two) non-executive directors.

1.2 An executive team, headed by the CEO with a Production Director for all plant matters, Trading, Finance, HR, HS&E. Some but not all of these executives (for instance, the Production Director) may be on the Board (at the shareholders' option).

1.3 Provided that at least (pound)10,000,000 (ten million pounds sterling) of IPR Funds have been used for the A Cash Out Option, IPR shall have the right to nominate one appropriately qualified non-executive director, provided that, if the shareholders and IPR agree that the Production Director nominated by IPR should be appointed as an executive director on the Board, that person shall be IPR's one nominee to the Board. If IPR's nominee is a non-executive director, IPR acknowledges that he shall not be responsible for the day to day operations at the plant.

1.4 The shareholders shall give effect to any nomination by IPR for the position of non-executive director.

2.   PRODUCTION DIRECTOR

2.1 The Production Director should be appointed by the shareholders (if he is a director of the company) or the Board (if he is not a director) and will be responsible solely to the Board.

2.2 The process for the appointment/replacement of the Production Director shall be that a committee comprising the CEO, HR director and the IPR-nominated director shall be established and shall undertake the following tasks:

     2.2.1 creation of a job description for the Production Director;

     2.2.2 determination of the process for the selection of the Production Director;

     2.2.3 interview of all potential candidates for the position of Production Director; and

     2.2.4 determination of a short list of candidates for the position of Production Director to be considered by the Board or the shareholders (as the case may be), provided that such short list shall include the person nominated by IPR for the position of Production Director.

2.3 The Production Director shall be the best person for the role regardless of whether or not such person is an IPR nominee.

2.4 Remuneration and incentives for the Production Director are to be set by the Board and paid by the Company and are solely based on Drax performance.

2.5 The shareholders (if he is a director of the company) or the Board (if he is not a director) can replace the Production Director at their option and IPR shall have the right to make a nomination for the replacement of that position in accordance with the above procedures.

2.6 If the Production Director is seconded by IPR, then IPR cannot re-assign the Production Director without the Board's approval.

3.   HEAD OF TRADING

3.1 The head of trading is to be appointed/replaced by the Board. The process for the appointment/replacement is to be the same as applies to the Production Director and IPR shall have the same right to have its nominee shortlisted for the appointment/replacement for that position as set out in paragraph 2 above.

4.   INFORMATION

     IPR recognises that agreed steps shall be taken to "ring-fence" information, which information shall be provided to the IPR nominated director, any management nominated by IPR and IPR personnel undertaking the periodic reviews.